Exhibit 99.1

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: April 7, 2026

EQV Resources Partners LLC		EQV Resources Intermediate LLC

By:	/s/ Jerome Silvey	By:	/s/ Jerome Silvey
Name:	Jerome Silvey	Name:	Jerome Silvey
Title:	President	Title:	President